SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K/A
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November, 2006
LJ International Inc.
(Translation of registrant’s name into English)
Unit #12, 12/F., Block A, Focal Industrial Centre
21 Man Lok Street, Hung Hom, Kowloon, Hong Kong
(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                     Form 40-F ☐
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                     No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________________.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LJ International Inc. (Registrant)

Date: June 4, 2008	By:	/s/ NG HON TAK RINGO
NG Hon Tak Ringo
Chief Financial Officer

LJ INTERNATIONAL INC.
INDEX

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE DATA)

	As of	As of
	September 30	December 31
	2006	2005
	(Unaudited)	(Restated)
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	8,182	4,796
Restricted cash	5,904	5,839
Trade receivables, net of allowance for doubtful accounts	30,776	24,960
Derivatives	2,079	2,034
Investment in capital guaranteed fund	2,496	2,496
Inventories	66,226	55,941
Prepayments and other current assets	4,144	2,538

Total current assets	119,807	98,604
Properties held for lease, net	1,360	1,400
Property, plant and equipment, net	6,839	6,221
Due from related parties	21	484
Goodwill, net	1,521	1,521

Total assets	129,548	108,230

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	3,450	2,028
Notes payable	4,878	3,079
Capitalized lease obligation, current portion	75	20
Letters of credit, gold and other loans	35,050	32,643
Derivatives	5,052	3,567
Trade payables	15,094	12,168
Accrued expenses and other payables	7,709	7,280
Due to related parties	—	1,910
Income taxes payable	553	201
Deferred taxation	154	154

Total current liabilities	72,015	63,050
Other payables, non-current	305	43

Total liabilities	72,320	63,093

Minority interest	155	129

Stockholders’ equity
Common stocks, par value US$0.01 each, Authorized – 100 million shares, Issued – 18,942,871 shares as of September 30, 2006; 15,521,203 shares as of December 31, 2005	189	155
Additional paid-in capital	40,135	31,204
Accumulated other comprehensive loss	(156)	(156)
Unearned compensation	—	(19)
Retained earnings	16,905	13,824

Total stockholders’ equity	57,073	45,008

Total liabilities and stockholders’ equity	129,548	108,230

See accompanying notes to the condensed consolidated financial statements.

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended		Nine months ended
	September 30		September 30
	2006	2005	2006	2005
	US$	US$	US$	US$
				(Restated)
Operating revenue	36,787	26,573	87,666	63,146
Costs of goods sold (Exclusive of depreciation)	(27,017)	(20,471)	(64,620)	(48,714)

Gross profit	9,770	6,102	23,046	14,432

Selling, general and administrative expenses	(6,566)	(4,011)	(17,470)	(11,566)

Operating income	3,204	2,091	5,576	2,866

Other revenue and expense
Interest income	52	55	222	103
Interest expenses	(904)	(551)	(2,308)	(1,277)

Income before income taxes, minority interest and extraordinary gain	2,352	1,595	3,490	1,692
Income taxes	(207)	(141)	(383)	(291)

Income before minority interest and extraordinary gain	2,145	1,454	3,107	1,401
Minority interest	(16)	(8)	(26)	(11)

Income before extraordinary gain	2,129	1,446	3,081	1,390
Extraordinary gain in negative goodwill	—	—	—	1,291

Net income	2,129	1,446	3,081	2,681

Numerator:
Net income used in computing basic and diluted earnings per share	2,129	1,446	3,081	2,681

Denominator:
Weighted average number of shares used in calculating basic earnings per share	17,460,382	13,402,006	16,860,066	13,134,863
Effect of dilutive potential ordinary shares:
Warrants and stock options	898,148	775,044	922,834	691,587

Weighted average number of shares used in calculating diluted earnings per share	18,358,530	14,177,050	17,782,900	13,826,450

Earnings per share:
Basic	0.12	0.11	0.18	0.20
Diluted	0.12	0.10	0.17	0.19
See accompanying notes to the condensed consolidated financial statements.

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
(UNAUDITED)
(IN THOUSANDS EXCEPT SHARE DATA)
Nine months ended September 30, 2006

				Accumulated
			Additional	Other
	Common Stock		Paid-in	Comprehensive	Unearned	Retained
	Shares	Par Value	Capital	Loss	Compensation	Earnings	Total
		US$	US$	US$	US$	US$	US$
			(Restated)			(Restated)
Balance as of December 31, 2005	15,521,203	155	31,204	(156)	(19)	13,824	45,008
Comprehensive income:
Net income						3,081	3,081
Issuance of common stock upon exercise of stock options	1,455,000	14	2,921				2,935
Issuance of common stock upon exercise of warrants	500,000	5	1,735				1,740
Issuance of common stock on private placement	1,466,668	15	4,176				4,191
Elimination of unearned compensation			(19)		19		—
Compensation costs for warrants granted			118				118

Balance as of September 30, 2006	18,942,871	189	40,135	(156)	—	16,905	57,073

See accompanying notes to the condensed consolidated financial statements.

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
(UNAUDITED)
(IN THOUSANDS EXCEPT SHARE DATA)
Nine months ended September 30, 2005

				Accumulated
			Additional	Other
	Common Stock		Paid-in	Comprehensive	Unearned	Retained
	Shares	Par Value	Capital	Loss	Compensation	Earnings	Total
		US$	US$	US$	US$	US$	US$
			(Restated)			(Restated)
Balance as of December 31, 2004	12,304,658	123	23,382	(151)	(37)	9,473	32,790
Comprehensive income:
Net income						2,681	2,681
Unrealized holding loss on investment in capital guaranteed fund				(105)			(105)
Issuance of common stock upon exercise of stock options	1,318,000	13	3,448				3,461
Stock options granted			471		(471)		—
Compensation expense recognized during the period					79		79

Balance as of September 30, 2005	13,622,658	136	27,301	(256)	(429)	12,154	38,906

See accompanying notes to the condensed consolidated financial statements.

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(IN THOUSANDS)

	Nine months ended
	September 30
	2006	2005
	US$	US$
		(Restated)
Cash flows from operating activities:
Net income	3,081	2,681
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and impairment loss on property, plant and equipment	1,336	968
Unrealised loss on derivatives	46	88
Loss on disposal and write-off of property, plant and equipment	3	1
Extraordinary gain on negative goodwill	—	(1,291)
Compensation costs for warrants granted	118	79
Minority interest	26	11
Changes in operating assets and liabilities:
Trade receivables	(5,816)	(6,894)
Inventories	(10,285)	(8,336)
Prepayments and other current assets	(1,606)	(1,606)
Due from related parties	463	—
Trade payables	2,926	2,003
Accrued expenses and other payables	781	314
Due to related parties	(1,910)	—

Net cash used in operating activities	(10,837)	(11,982)

Cash flows from investing activities:
Change in restricted cash	(65)	511
Cash acquired from subsidiaries	—	175
Purchases of investment in capital guaranteed fund	—	(2,496)
Purchase of property, plant and equipment	(1,555)	(2,055)
Proceeds on disposal of property, plant and equipment	4	12

Net cash used in investing activities	(1,616)	(3,853)

Cash flows from financing activities:
Change in bank overdrafts	1,422	2,680
Proceeds from issuance of shares upon exercise of stock options	2,935	3,461
Proceeds from issuance of shares upon exercise of warrants	1,740	—
Net proceeds from issuance of shares in private placement	4,191	—
Loans acquired	6,399	7,958
Repayment of loans	(2,883)	(4,003)
Repayment of capital leases	(49)	(26)
Letter of credit and factoring	2,084	4,221

Net cash provided by financing activities	15,839	14,291

Net increase (decrease) in cash and cash equivalents	3,386	(1,544)
Cash and cash equivalents, at beginning of period	4,796	3,228

Cash and cash equivalents, at end of period	8,182	1,684

Supplemental disclosure:
Cash paid during the period for:
Interest	1,979	1,044
Taxes	31	67

Non-cash transactions:
Purchase of property, plant and equipment under capitalized leases	366	—

See accompanying notes to the condensed consolidated financial statements.

LJ INTERNATIONAL INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION SUBSEQUENT TO DECEMBER 31, 2005 IS UNAUDITED)
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
LJ International Inc. (the “Company”) and its subsidiaries (collectively the “Group”) are principally engaged in the design, manufacture, marketing and wholesale and retail sale of precious and colored gemstones jewelry as well as diamond jewelry. While the Company is based in Hong Kong, its manufacturing operations are in the People’s Republic of China (“PRC”) and most of its sales are currently in the United States of America (“US”). The Group also owns certain commercial and residential properties located in Hong Kong, which are held primarily for investment purposes.
The unaudited condensed consolidated financial statements included the accounts of LJ International Inc. and its subsidiaries. All material intercompany accounts and transactions have been eliminated on consolidation. The accompanying unaudited condensed consolidated financial statements and related notes should be read in conjunction with the financial statements and related notes included in the Company’s annual report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on March 28, 2006.
The information furnished reflects, in the opinion of the management of the Company, all adjustments, consisting of normal recurring accruals, which are necessary to present a fair statement of the results for the interim periods presented.
The interim figures are not necessarily indicative of the results to be expected for the fiscal year due to the seasonal nature of the business.
Certain prior period amounts have been reclassified to conform to current period presentation.
The company has restated the financial statements for the three months and nine months ended September 30, 2005 and the same periods ended September 30, 2006 as a result of change of accounting treatment for the step acquisition in fiscal year 2005 and restatement of other revenues to be reflected as operating revenue and expenses. The following financial statements line items were affected by the change.
Consolidated statements of operations

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005
	US$	US$	US$	US$
Operating revenue, as originally reported	33,232	26,543	83,333	63,056
Reclassifications:
Rental income	31	30	93	90
Income from trading of gemstones	3,524	—	4,240	—

Effect of change	3,555	30	4,333	90

Operating revenue, as adjusted	36,787	26,573	87,666	63,146

Cost of goods sold, as originally reported	(23,974)	(20,471)	(60,975)	(48,714)
Reclassifications:
Cost of gemstones sold	(3,043)	—	(3,645)	—

Effect of change	(3,043)	—	(3,645)	—

Cost of goods sold, as adjusted	(27,017)	(20,471)	(64,620)	(48,714)

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005
	US$	US$	US$	US$
Gross profit, as originally reported	9,258	6,072	22,358	14,342

Effect of change	512	30	688	90

Gross profit, as adjusted	9,770	6,102	23,046	14,432

Other revenues, as originally reported	564	85	910	193
Reclassifications:
Rental income	(31)	(30)	(93)	(90)
Income from trading of gemstones, net of cost	(481)	—	(595)	—

Effect of change	(512)	(30)	(688)	(90)

Other revenues, as adjusted, as Interest income	52	55	222	103

Share of results of investment securities, as originally reported	—	—	—	215
Restated to adjust amortization and impairment loss on goodwill for the year ended December 31, 2004				(215)

Effect of change	—	—	—	(215)

Share of results of investment securities, as adjusted	—	—	—	—

Extraordinary gain on negative goodwill, as originally reported	—	—	—	393
Restated to adjust amortization and impairment loss on goodwill for the year ended December 31, 2004				898

Effect of change	—	—	—	898

Extraordinary gain on negative goodwill, as adjusted	—	—	—	1,291

Net income, as originally reported	2,129	1,446	3,081	1,998
Effect of change	—	—	—	683

Net income, as adjusted	2,129	1,446	3,081	2,681

Earnings per share
Basic, as originally reported	0.12	0.11	0.18	0.15
Effect of change	—	—	—	0.05

Basic, as adjusted	0.12	0.11	0.18	0.20

Diluted, as originally reported	0.12	0.10	0.17	0.14
Effect of change	—	—	—	0.05

Diluted, as adjusted	0.12	0.10	0.17	0.19

Consolidated balance sheet as of September 30, 2006

	As originally	As
	reported	adjusted
	US$	US$
Additional paid-in capital	40,369	40,135
Unearned compensation	(19)	—
Retained earnings	16,690	16,905
Total stockholders’ equity	57,073	57,073

Consolidated balance sheet as of December 31, 2005

	As originally	As
	reported	adjusted
	US$	US$
Additional paid-in capital	31,419	31,204
Unearned compensation	(19)	(19)
Retained earnings	13,609	13,824
Total stockholders’ equity	45,008	57,073

Consolidated statements of cash flow for the nine months ended September 30, 2006

	As originally	As	Effect of
	reported	adjusted	change
	US$	US$	US$
Cash flows from operating activities
Net income	3,081	3,081	—
Letters of credit	2,084	—	(2,084)
Net cash used in operating activities	(8,753)	(10,837)	(2,084)

Cash flows from financing activities
Letter of credit and factoring	—	2,084	2,084
Net cash provided by financing activities	13,755	15,839	2,084

Consolidated statements of cash flow for the nine months ended September 30, 2005

	As originally		Effect of
	reported	As adjusted	change
	US$	US$	US$
Cash flows from operating activities
Net income	1,998	2,681	683
Letters of credit	4,221	—	(4,221)
Net cash used in operating activities	(7,761)	(11,982)	(4,221)

Cash flows from financing activities
Letter of credit and factoring	—	4,221	4,221
Net cash provided by financing activities	10,070	14,291	4,221

2. INVENTORIES
     Inventories consist of:

	As of	As of
	September 30	December 31
	2006	2005
	US$’000	US$’000
Raw materials	43,252	38,676
Work-in-progress	3,383	2,214
Finished goods	19,591	15,051

	66,226	55,941

3. PRIVATE PLACEMENT OF COMMON STOCK AND WARRANTS TO PURCHASE COMMON STOCK
On September 25, 2006, the Company entered into a securities purchase agreement with certain institutional investors for the issuance of shares of our Common Stock and warrants to purchase shares of our Common Stock (“Warrants”).  The Company sold to the investors an aggregate of 1,466,668 units at a purchase price of $3.75 per unit, each unit consisting of one share of Common Stock and a short-term warrant and a long-term warrant.  The long-term warrants represent a five-year option to purchase in the aggregate up to 366,668 shares of Common Stock at $4.50 per share at any time during the period from March 25, 2007 until March 25, 2012, and the short-term warrants represent an option to purchase in the aggregate up to 236,909 shares of Common Stock at $4.221 per share at any time during the period from September 25, 2006 until February 5, 2007.
The Company also entered into a registration right agreement with the investors.  Pursuant to the terms of the registration rights agreement, the Company agreed to register the shares of Common Stock and the shares underlying the warrants for resale on behalf of the investors.  The registration statement covering  the warrants was declared effective on November 7, 2006.
4. STOCK BASED COMPENSATION
The 1998 Stock Compensation Plan
Effective June 1, 1998, the Company adopted and approved the 1998 Stock Compensation Plan. The purpose of the plan is to:
o	encourage ownership of the common stock by the Company’s officers, directors, employees and advisors;

o	provide additional incentive for them to promote the Company’s success and the Company’s business; and

o	encourage them to remain in employment by providing them an opportunity to benefit from any appreciation of the Company’s common stock through the issuance of stock options.
Options constitute either incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, or options which constitute nonqualified options at the time of issuance of such options. The plan provides that incentive stock options and/or nonqualified stock options may be granted to our officers, directors, employees and advisors selected by the compensation committee. A total of 4,000,000 shares of common stock are authorized and reserved for issuance during the term of the plan, which expires in June 2008. The compensation committee has the sole authority to interpret the plan and make all determinations necessary or advisable for administering the plan. The exercise price for any incentive option must be at least equal to the fair market value of the shares as of the date of grant. Upon the exercise of the option, the exercise price must be paid in full either in cash, shares of our stock or a combination. If any option is not exercised for any reason, such shares shall again become available for the purposes of the plan.
On October 17, 2000, the Company offered each option holder the opportunity to cancel all or some of the stock options previously granted in exchange for the granting on April 30, 2001 of options to acquire an equal number of shares with an exercise price equal to the then last sale price of the stock on April 30, 2001, for a new term of seven years expiring April 30, 2008.
As of September 30, 2006, 3,139,500 options had been exercised and the following options to purchase shares of our common stock under the plan remained outstanding:
o	stock options to purchase 449,000 and 20,000 shares at $2.00 per share through April 30, 2008 and June 30, 2013 respectively, and 391,500 shares of $2.25 per share through April 30, 2008, of which 795,500 shares are held by the directors and officers as a group.
The 2003 Stock Compensation Plan
Effective July 1, 2003, the Company adopted and approved the 2003 Stock Compensation Plan, which the shareholders approved on December 5, 2003. The purpose of the plan is to:
o	encourage ownership of the common stock by the Company’s officers, directors, employees and advisors;

o	provide additional incentive for them to promote the Company’s success and the Company’s business; and

o	encourage them to remain in employment by providing them an opportunity to benefit from any appreciation of the Company’s common stock through the issuance of stock options.
Options constitute either incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, or options which constitute nonqualified options at the time of issuance of such options. The plan provides that incentive stock options and/or nonqualified stock options may be granted to our officers, directors, employees and advisors selected by the compensation committee. A total of 4,000,000 shares of common stock are authorized and reserved for issuance during the term of the plan, which expires in June 2013. The compensation committee has the sole authority to interpret the plan and make all determinations necessary or advisable for administering the plan. The exercise price for any incentive option or nonqualified option may be less than the fair market value of the shares as of the date of grant. Upon the exercise of the option, the exercise price must be paid in full either in cash, shares of our stock or a combination. If any option is not exercised for any reason, such shares shall again become available for the purposes of the plan.
As of September 30, 2006, 3,005,000 options had been exercised and the following options to purchase shares of the common stock under the plan remained outstanding:
o	stock options to purchase 973,000 shares at $2.00 per share through June 30, 2013 and 22,000 shares at $2.25 per share through April 30, 2008, of which 326,000 shares are held by the directors and officers as a group.

The 2005 Stock Compensation Plan
Effective July 1, 2005, the Company adopted and approved the 2005 Stock Compensation Plan, which the shareholders approved on September 26, 2005. The purpose of the plan is to:
o	encourage ownership of the common stock by the Company’s officers, directors, employees and advisors;

o	provide additional incentive for them to promote the Company’s success and the Company’s business; and

o	encourage them to remain in employment by providing them an opportunity to benefit from any appreciation of the Company’s common stock through the issuance of stock options.
Options constitute either incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, or options which constitute nonqualified options at the time of issuance of such options. The plan provides that incentive stock options and/or nonqualified stock options may be granted to our officers, directors, employees and advisors selected by the compensation committee. A total of 4,000,000 shares of common stock are authorized and reserved for issuance during the term of the plan, which expires in June 2015. The compensation committee has the sole authority to interpret the plan and make all determinations necessary or advisable for administering the plan. The exercise price for any incentive option or nonqualified option may be less than the fair market value of the shares as of the date of grant. Upon the exercise of the option, the exercise price must be paid in full either in cash, shares of our stock or a combination. If any option is not exercised for any reason, such shares shall again become available for the purposes of the plan.
As of September 30, 2006, no options had been granted under the plan.
As of December 31, 2005, the Company recorded compensation expense for stock-based employee compensation plans using the intrinsic value method pursuant to APB Opinion No. 25 in which compensation expense was measured as the excess of the market price of the stock over the exercise price of the award on the measurement date. Compensation expense was charged to income as when incurred if the benefit was fully vested at the date of grant or was recognized proportionately over the vesting period. No compensation expense was recognized for these stock options granted to employees at exercise price which was same as or higher than the market price of the underlying stock on the date of grant.
Had the compensation expenses for the stock options been determined based on the fair value of the date of grant and been amortized over the period from the date of grant to the award was vested, consistent with the provisions of SFAS No. 123, the Company’s net income and earnings per share for the three months and nine months ended September 30, 2005 would have been reported as follows:

	Three months ended	Nine months ended
	September 30,	September 30,
	2005	2005
	US$	US$
Income before extraordinary item, as reported, pursuant to APB Opinion 25	1,446	1,390
Add : Stock-based employee compensation expenses included in reported net income, net of tax	—	—
Deduct : Total stock-based employee compensation expenses determined under fair value based method for all awards, net of tax	(1,865)	(2,266)

Pro-forma income before extraordinary item	(419)	(876)
Extraordinary item	—	1,291

Pro forma net income	(419)	415

	Three months ended	Nine months ended
	September 30,	September 30,
	2005	2005
	US$	US$
Earnings (loss) per share:
Basic, as reported	0.11	0.20
Basic, pro forma	(0.03)	0.03
Diluted, as reported	0.10	0.19
Diluted, pro forma	(0.03)	0.03
There was no effect of change on cash flows from operations and cash flows from financing activities as there is no tax effect on the stock compensation cost recognized.
Effective January 1, 2006, the Company began recording compensation expense associated with stock-based awards and other forms of equity compensation in accordance with Statement of Financial Accounting Standards No. 123-R, Share-Based Payment, (SFAS 123R) as interpreted by SEC Staff Accounting Bulletin No. 107. The Company adopted the modified prospective transition method provided for under SFAS 123R, and consequently has not retroactively adjusted results from prior periods. Under this transition method, compensation cost associated with stock-based awards recognized for the year ended December 31, 2006 now includes: (1) amortization related to the remaining unvested portion of stock-based awards granted prior to January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, (SFAS 123); and (2) amortization related to stock-based awards granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R.
There was no stock option granted to employees during the nine months period ended September 30, 2006, no compensation cost associated with stock-based awards was recognised. However, under the transition method, the Company had to recognise compensation cost associated with stock-based awards related to the amortization of the remaining unvested portion of stock-based awards granted prior to January 1, 2006. This compensation cost was recognised at the year ended December 31, 2006.
There was no effect of change on cash flows from operations and cash flows from financing activities as there is no stock compensation cost recognized for the three months and nine months ended September 30, 2006.

LJ INTERNATIONAL INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(INFORMATION SUBSEQUENT TO DECEMBER 31, 2005 IS UNAUDITED)
We are a totally vertically integrated company that designs, brands, markets and distributes a complete range of fine jewelry. While we specialize in the colored jewelry segment, we also offer high-end pieces set in yellow gold, white gold, platinum or sterling silver and adorned with colored stones, diamonds, pearls and precious stones. We distribute mainly to fine jewelers, department stores, national jewelry chains and TV shopping channels and discount chain stores throughout North America, Western Europe, Australia and Japan. Our product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
We believe that our vertically integrated structure provides significant advantages over our competitors. All profits from value added processes are captured internally, rather than shared with third party manufacturers. This results in very competitive pricing for the retailer and enhanced profits for us. Innovative processes in stone cutting and manufacturing further enhance our competitive position.
We employ an international design team and all of our designs and merchandising strategies are proprietary. Our exclusive and innovative concepts that we create offer brand potential. Our primary marketing focus has been in North America where we have sold directly to certain high volume customers who need specialized product development services and through a marketing relationship with International Jewelry Connection for those customers that need higher levels of service and training.
We organize our marketing and distribution strategies by retail distribution channels. Concepts are developed for the specific needs of different market segments. We have identified the following as prime retail targets:
•   fine jewelers;
•   national jewelry chains;
•   department stores;
•   TV shopping channels; and
•   discount chain stores.
RESULTS OF OPERATIONS FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2006 AND SEPTEMBER 30, 2005
Revenues

	Three months ended September 30,			Nine months ended September 30,
(in thousands)	2006	2005	% change	2006	2005	% change

Revenues	36,787	26,573	38.4%	87,666	63,146	38.8%
The increase in revenues for the three months period and nine months period ended September 30, 2006, compared to the same periods last year, was primarily due to the acceptance of new products, new customers, and increase in orders from existing customers in the core business, and continued growth in the retail business.
Cost of Sales and Gross Profit

	Three months ended September 30,			Nine months ended September 30,
(in thousands)	2006	2005	% change	2006	2005	% change

Cost of sales	27,017	20,471	32%	64,620	48,714	32.7%
% of revenues	73.4%	77.0%		73.7%	77.1%

Gross profit	9,770	6,102		23,046	14,432
% of revenues	26.6%	23%		26.3%	22.9%
The gross profit margin increased for the three months period and nine months period ended September 30, 2006, compared to the same periods last year. It was attributable to the higher profit margin from retail business.

Selling, General and Administrative Expenses (SG&A Expenses)

	Three months ended September 30,			Nine months ended September 30,
(in thousands)	2006	2005	% change	2006	2005	% change

Selling, general and administrative expenses	6,566	4,011	63.7%	17,470	11,566	51%
% of revenues	17.8%	15.1%		19.9%	18.3%
Selling, general and administration expenses for the three months and nine months period ended September 30, 2006 increased by 63.7% and 51% respectively, compared to the same periods last year. The increase was primarily incurred for the rental, advertising and payroll cost of retail business.
Interest Expenses

	Three months ended September 30,			Nine months ended September 30,
(in thousands)	2006	2005	% change	2006	2005	% change

Interest expenses	904	551	64.1%	2,308	1,277	80.7%
% of revenues	2.5%	2.1%		2.6%	2.0%
The increase in interest expenses was primarily due to increased utilization level of bank overdraft, letters of credit, factoring facilities, and consecutive increase in interest rate for the nine months period ended September 30, 2006.
Net Income

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands)	2006	2005	2006	2005

Net income	2,129	1,446	3,081	2,681

Weighted average number of shares
Basic	17,460	13,402	16,860	13,135
Diluted	18,359	14,177	17,783	13,826

Earning per share
Basic	0.12	0.11	0.18	0.20
Diluted	0.12	0.10	0.17	0.19
LIQUIDITY AND CAPITAL RESOURCES
We have no direct business operations other than the ownership of our subsidiaries and investment securities. Our ability to pay dividends and meet other obligations depends upon our receipt of dividends or other payments from our operating subsidiaries and investment securities. There are currently no known restrictions on our subsidiaries and investment securities to pay dividends to us; however, we do not currently intend to pay dividends to our shareholders.
Cash Flows

(in thousands)	Nine months ended September 30,
	2006	2005
Net cash used in operating activities	(10,837)	(11,982)
Net cash used in investing activities	(1,616)	(3,853)
Net cash provided by financing activities	15,839	14,291
Net increase (decrease) in cash and cash equivalents	3,386	(1,544)
Operating Activities:
Net cash used in operating activities during the nine months period ended September 30, 2006 was $10,837,000, compared to net cash used in operating activities of $11,982,000 in the same period last year. The net cash used in operating activities reflected the accumulation of inventory in anticipation of significant increase in sales, and the build up of inventory for the growing retail business in Hong Kong, Macau and China, and rental deposits paid for retail stores. The rise in cost of gold and gemstones also attributed to the increase in net cash used in operating activities.
Investing Activities:
Net cash used in investing activities during the nine months period ended September 30, 2006 was $1,616,000, which was primarily attributed to the capital expenditures for retail business. For the same period last year, net cash used in investing activities of $3,853,000 was attributable to the increase in capital expenditure, and purchases of capital guaranteed fund form banks for securing new banking facilities, and partially offset by the reduction in restricted cash.
Financing Activities:
Net cash provided by financing activities during the nine months period ended September 30, 2006 was $15,839,000, which represented the increase of bank overdrafts, proceeds from issuance of shares upon exercise of stock options and warrants, net proceeds from private placement, new bank loans acquired, and offset by the repayment of matured bank loans, and increase in letter of credit and factoring. For the same period last year, net cash provided by financing activities was $14,291,000.
Financing Sources
Banking Facilities and Notes Payables:
We have various letters of credit and overdraft under banking facilities. The banking facilities are collateralized by land and buildings, investment properties, restricted cash deposits, factored receivables and personal guarantees of a director.
     Letters of Credit, overdrafts and others:

	As of	As of
	September 30	December 31
	2006	2005
	US$’000	US$’000
Facilities granted:
Letters of credit	39,238	31,533
Overdraft	4,590	3,461

	43,828	34,994

Utilized:
Letters of credit	23,971	21,887
Overdraft	3,450	2,028

	27,421	23,915

The letters of credit and bank overdrafts are denominated in H.K. dollars and U.S. dollars, bear interest at the floating commercial bank lending rates of the lender in which it operates, and are renewable annually with the consent of the relevant banks.
Notes payable:

	As of	As of
	September 30	December 31
	2006	2005
	US$’000	US$’000
Notes payable	4,878	3,079

We have term loans classified under notes payable which are related to the Group’s properties. These loans are denominated in H.K. dollars and Renminbi, bear interest at pre-fixed rates in Hong Kong and China upon renewal.
Gold Loan Facilities:

	As of	As of
	September 30	December 31
	2006	2005
	US$’000	US$’000
Gold loan outstanding (in $)	11,079	10,756

Gold loan outstanding (in troy ounces)	26,920	27,920
Gold loan interest rate	2.7%-3.1%	2.4%-2.6%
We have also secured “gold loan” facilities with various banks in Hong Kong, which bear a below-market interest rate. Due to lower interest rates charged for gold loans, our cost through our gold loan program has been substantially less than the costs that would have been incurred if we were to finance the purchase of all of our gold requirements with borrowings under our letter of credit facility or other credit arrangements. The gold loan, however, does expose us to certain market risks associated with potential future increases in the price of gold, so in 2003, we have put in place mechanisms to hedge against such risks. Under the gold loan arrangements, we may defer the purchase until such time as we deem appropriate, the price to be paid being the current market price at time of payment. At the close of each reporting period, the gold loan is valued at fair value with changes reflected on the income statement.
FORWARD LOOKING STATEMENTS
This Quarterly Report contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include the words “believe,” “expect,” “plans” or similar words and are based in part on the Company’s reasonable expectations and are subject to a number of factors and risks, many of which are beyond the Company’s control. Actual results could differ materially from those discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as a result of any of the following factors:
a)	general economic conditions and their impact on the retail environment;

b)	fluctuations in the price of gold and other metals used to manufacture the Company’s jewelry;

c)	risks related to the concentration of the Company’s customers, particularly the operations of any of its top customers;

d)	variability of customer requirements and the nature of customers’ commitments on projections and orders; and

e)	the extent to which the Company is able to attract and retain key personnel.
In light of these uncertainties and risks, there can be no assurance that the forward-looking statements in this Quarterly Report will occur or continue in the future. Except for its required, periodic filings under the Securities Exchange Act of 1934, the Company undertakes no obligations to release publicly any revisions to these forward looking statements that may reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

LJ INTERNATIONAL INC.
PART II — OTHER INFORMATION
Item 1 and 2
Not applicable.
Item 3
QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
Not applicable.
Item 4 and 5
Not applicable
Item 6
(a)	Reports On Form 8-K

Not applicable.